MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE



10015737

FILE No.
82-3874

May 10, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated May 10, 2010</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D MacAulay
BARBARA O'NEILL

5/19

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-03 **MAY 10, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Trenching on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of trenching operations on the Virgin Arm gold project, Newfoundland.

To date, seven trenches have been excavated and fine grained visible gold has been identified in three of the trenches. Additionally, panning of excavated trench bedrock has produced heavy mineral concentrates containing fine gold. Detailed sampling and mapping of the trenches is in progress.

The trenching program consists of up to 1,000 meters of trenching focusing primarily on the Hank and Homer gold showings. The Hank showing has returned values from 0.74 to 127.00 grams per tonne (g/t) gold while the Homer showing has returned 0.26 to 2.37 g/t gold (Newfoundland Government). No prior work has been done to examine the nature of these and other gold occurrences on the property. The program will also include property wide prospecting, mapping, and soil sampling.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. The detailed geological work will assist in understanding the controls on gold mineralization and will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.70 and 127.00 g/t. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol., President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-03 **MAY 10, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Trenching on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of trenching operations on the Virgin Arm gold project, Newfoundland.

To date, seven trenches have been excavated and fine grained visible gold has been identified in three of the trenches. Additionally, panning of excavated trench bedrock has produced heavy mineral concentrates containing fine gold. Detailed sampling and mapping of the trenches is in progress.

The trenching program consists of up to 1,000 meters of trenching focusing primarily on the Hank and Homer gold showings. The Hank showing has returned values from 0.74 to 127.00 grams per tonne (g/t) gold while the Homer showing has returned 0.26 to 2.37 g/t gold (Newfoundland Government). No prior work has been done to examine the nature of these and other gold occurrences on the property. The program will also include property wide prospecting, mapping, and soil sampling.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. The detailed geological work will assist in understanding the controls on gold mineralization and will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.70 and 127.00 g/t. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol., President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-03 **MAY 10, 2010**
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Trenching on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of trenching operations on the Virgin Arm gold project, Newfoundland.

To date, seven trenches have been excavated and fine grained visible gold has been identified in three of the trenches. Additionally, panning of excavated trench bedrock has produced heavy mineral concentrates containing fine gold. Detailed sampling and mapping of the trenches is in progress.

The trenching program consists of up to 1,000 meters of trenching focusing primarily on the Hank and Homer gold showings. The Hank showing has returned values from 0.74 to 127.00 grams per tonne (g/t) gold while the Homer showing has returned 0.26 to 2.37 g/t gold (Newfoundland Government). No prior work has been done to examine the nature of these and other gold occurrences on the property. The program will also include property wide prospecting, mapping, and soil sampling.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. The detailed geological work will assist in understanding the controls on gold mineralization and will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.70 and 127.00 g/t. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol., President and Director